UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT of 1934

COMCAST CORPORATION

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2011.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                      to

Commission file number 001-32871

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Comcast Corporation

One Comcast Center

Philadelphia, PA 19103-2838

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

Financial Statements as of

December 31, 2011 and 2010 and for

the Year Ended December 31, 2011;

Supplemental Schedule as of December 31, 2011;

and Report of Independent Registered Public

Accounting Firm

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

Comcast Corporation Retirement-Investment Plan

Philadelphia, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Comcast Corporation Retirement-Investment Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year end) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. The schedule has been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania

June 26, 2012

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2011 AND 2010

(in thousands)

	December 31,
	2011	2010
ASSETS:
Cash	$771	$52
Participant-directed investments, at fair value	3,311,035	3,160,160

Receivables:
Notes receivable from participants	118,785	107,933
Contributions receivable from participants	10,367	9,529
Contributions receivable from employer	9,752	8,600

	138,904	126,062

ASSETS AVAILABLE FOR BENEFITS	3,450,710	3,286,274

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(20,665)	(13,880)

NET ASSETS AVAILABLE FOR BENEFITS	$3,430,045	$3,272,394

See accompanying notes to financial statements.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2011

(in thousands)

Year Ended December 31, 2011
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$(66,732)
Dividends	37,246
Interest	11,895

Net investment income (loss)	(17,591)

Contributions:
Participant	248,119
Employer	161,412
Rollover	18,466

Total contributions	427,997

Interest income on notes receivable from participants	4,858

Proceeds from litigation settlements	3,878

Total additions, net	419,142

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	257,939
Administrative expenses	3,552

Total deductions	261,491

Net increase	157,651

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	3,272,394

End of year	$3,430,045

See accompanying notes to financial statements.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2011 and 2010

1.	PLAN DESCRIPTION

General

The following description of the Comcast Corporation Retirement-Investment Plan (the “Plan”) provides only general information. Plan participants should refer to the Plan document and applicable amendments for a more complete description of the Plan’s provisions. Copies of these documents are available from the Plan Administrator, Comcast Corporation (“Comcast”, the “Company” or the “Plan Administrator”).

The Plan is a defined contribution plan qualified under Internal Revenue Code (the “Code”) Sections 401(a), 401(k) and 401(m). The original Plan has been amended and restated to reflect mergers of other plans with and into the Plan and to make certain other technical, compliance and design changes. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Employees become eligible to participate in the Plan in the first month after completion of three months of service and shall be automatically enrolled in the Plan at a contribution rate equal to two percent of eligible compensation on a pre-tax basis unless they opt out of participation. Automatically-enrolled participants may thereafter increase or decrease their contribution. The maximum amount of eligible compensation that may be deferred is 50%, subject to certain limits imposed by the Code. The Company matches 100% of the participant’s contribution up to 4.5% of the participant’s eligible compensation for such payroll period. The maximum Company matching contribution for a Plan year is $10,000 for any participant who is a Highly Compensated Employee and whose Annual Rate of Pay (as both terms are defined in the Plan) is more than $200,000. Rollover contributions represent participant assets transferred to the Plan from other qualified retirement plans.

Each participant has at all times a 100% nonforfeitable interest in the participant’s contributions and earnings attributable thereto. Company matching contributions for Plan years beginning after December 31, 2000 are fully and immediately vested. Company matching contributions for Plan years ended on or prior to December 31, 2000 vested according to years of service.

Each participant has the right, in accordance with the provisions of the Plan, to direct the investment by the Trustee of the Plan of all amounts allocated to the separate accounts of the participant under the Plan among any one or more of the investment fund options. The Trustee pays benefits and expenses upon the written direction of the Plan Administrator. The participants in the Plan are assessed a $19 per year administrative fee per account.

Amounts contributed by the Company which are forfeited by participants as a result of the participants’ separation from service prior to becoming 100% vested shall be used to reduce the Company’s required contributions. Pending application of the forfeitures, the Company may direct the Trustee to hold the forfeitures in cash or under investment in a suspense account. If the Plan should terminate with any forfeitures not applied against Company contributions, they will be allocated to then current participants in the proportion that each participant’s eligible compensation for that Plan year bears to the eligible compensation for all such participants for the Plan year. Forfeitures used for the year ended December 31, 2011 amounted to $101,888. Outstanding forfeitures not yet applied against Company contributions at December 31, 2011 and 2010 were $1,417 and $4,671, respectively.

Any participant who has a separation from service for any reason shall be entitled to receive his/her vested account balance. Upon death, disability or attainment of age 65, a participant’s account becomes fully vested in all Company contributions regardless of the participant’s years of service. Generally, distribution will start no later than 60 days after the close of the Plan year in which the participant’s separation from service occurs, subject to certain deferral rights under the Plan. The distribution alternatives permitted are a lump sum payment, annual or quarterly installments, a rollover into another qualified plan, or any combination of the foregoing.

Trustee

Fidelity Management Trust Company is the appointed Trustee of the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan are presented using the accrual basis of accounting. The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company’s Class A and Class A Special common stock are valued at their respective closing price reported on the NASDAQ Global Select Market on the last business day of the Plan year. Money market funds are stated at amortized cost, which approximates fair value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The stable value fund is stated at fair value and then adjusted to contract value as described below. Fair value of the stable value fund is the net asset value of its underlying investments and contract value is principal plus accrued interest. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Investment contracts, such as those included in the Comcast Stable Value Fund, are required to be reported at fair value. However, contract value is the relevant measure of fully benefit-responsive investment contracts since that is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by accounting principles generally accepted in the United States (“U.S. GAAP”), the Statements of Net Assets Available for Benefits present investments at fair value as well as an additional line item showing the adjustment of fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis.

Net unrealized appreciation or depreciation in the financial statements reflects changes in fair value of investments held at year end, while net realized gains and losses associated with the disposition of investments are recorded as of the trade date and calculated based on fair value as of such date. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Benefits are recorded when paid.

Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures, which amends ASC 820, Fair Value Measurements and Disclosures, adding a new disclosure requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis. This requirement is effective for fiscal years beginning after December 15, 2010. The adoption in 2011 did not materially affect the Plan’s financial statements.

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amends ASC 820. ASU No. 2011-04 clarifies the FASB’s intent about the application of existing fair value measurement and disclosure requirements under ASC 820. This ASU requires the categorization by level for items that are required to be disclosed, but not measured, at fair value. This ASU also requires additional disclosure of information about transfers between Level 1 and Level 2 of the fair value hierarchy and additional disclosure regarding the sensitivity of Level 3 measurements of fair value to changes in unobservable inputs and any interrelationships between those inputs. In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The new guidance is effective for reporting periods beginning after December 15, 2011. The adoption will not have a material effect on the Statement of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits.

3.	INVESTMENTS

The fair market value of investments, held by the Plan, representing 5% or more of the Plan’s assets are identified below (in thousands).

	December 31,
	2011	2010
Mutual Funds
Dodge and Cox Balanced Fund	$174,562	$191,340
Fidelity Diversified International Fund		197,102
Fidelity Spartan 500 Index Advantage Fund		167,700
Spartan 500 Index Fund—Institutional Class	187,898
Pimco Total Return Institutional Fund	177,368	174,573

Separate account
T. Rowe Price Blue Chip Growth Fund	198,788	213,652

Comcast Corporation Stock
Class A Common Stock	217,536	220,774

	December 31,
	2011	2010
Comcast Stable Value Fund
JP Morgan Chase	199,684	195,336

During 2011, the Plan’s investments, including investments purchased and sold, as well as held during the year, appreciated (depreciated) in fair value as follows (in thousands):

Common stock
Comcast Class A	$17,802
Comcast Class A Special	4,300

Total common stock	22,102

Mutual funds
Domestic stock funds	(28,022)
International stock funds	(53,661)
Balanced funds	(7,862)
Fixed income funds	271

Total mutual funds	(89,274)

Separate account	3,947

Common collective trusts	(3,507)

$(66,732)

As described in Note 2, included in the Comcast Stable Value Fund are fully benefit-responsive investment contracts, which are carried at contract value. The rate at which interest is credited to the Plan is that determined under the contract, consistent with reflecting participant balances at contract value as opposed to the market value of the underlying assets. Interest rates are reset quarterly by the issuers of the investment contracts.

The average yield of investment contracts held as of December 31, 2011 and 2010 was 1.99% and 2.30%, respectively. When adjusted to reflect the actual interest credited to the Plan, the average yield of investment contracts held as of December 31, 2011 and 2010 was 2.11% and 2.12%, respectively.

The following table summarizes the adjustments from fair value to contract value related to the fully benefit-responsive investment contracts included in the Comcast Stable Value Fund (in thousands):

	2011 Credit Rating	2011	2010
State Street Bank and Trust Company Boston	AA-	$(5,167)	$(3,470)
JP Morgan Chase	A+	(7,008)	(4,705)
Natixis	A+	(5,166)	(3,470)
AIG Financial Products Corp	A-	(3,324)	(2,235)

		$(20,665)	$(13,880)

There are certain events, such as the Plan’s failure to qualify under Section 401(a) or 401(k) of the Code, which can limit the fund’s ability to transact at contract value. At this time, the occurrence of any such limiting event is not probable.

A contract issuer may terminate a contract at any time. Settlement upon termination will be at contract value unless the terms of the contract were not met or the Trustee’s authority over the Plan is limited or terminated.

4.	FAIR VALUE MEASUREMENTS

ASC 820 establishes a hierarchy that prioritizes fair value measurements based on the types of inputs used for the various valuation techniques. The levels of the hierarchy are described below:

Level 1	Consists of financial instruments whose values are based on quoted market prices for identical financial instruments in an active market.

Level 2	Consists of financial instruments that are valued using models or other valuation methodologies. These models use inputs that are observable either directly or indirectly and include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in markets that are not active;

•	Pricing models whose inputs are observable for substantially the full term of the financial instrument;

•	Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the financial instrument.

Level 3

Consists of financial instruments whose values are determined using pricing models that use significant inputs that are primarily unobservable, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The valuation methodologies used for assets measured at fair value are as follows:

Mutual funds, separate account and common collective trusts: Valued at the net asset value of shares held by the Plan at year end.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Guaranteed investment contracts: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The table below sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011 and 2010 (in thousands).

Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Common stock
Comcast Class A	$217,536			$217,536
Comcast Class A Special	32,126			32,126

Mutual Funds
Domestic stock funds	720,775			720,775
International stock funds	338,766			338,766
Balanced funds	174,562			174,562
Money market funds	5			5
Fixed income funds	177,368			177,368

Separate account		$198,788		198,788

Common collective trusts		859,101		859,101

Comcast Stable Value Fund
Short term investments	3,208			3,208
Guaranteed investment contracts		588,800		588,800

Total investments at fair value	$1,664,346	$1,646,689	$	$3,311,035

Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Common stock
Comcast Class A	$220,774			$220,774
Comcast Class A Special	34,812			34,812

Mutual Funds
Domestic stock funds	659,073			659,073
International stock funds	308,284			308,284
Balanced funds	191,340			191,340
Money market funds	5			5
Fixed income funds	174,573			174,573

Separate account		$213,652		213,652

Common collective trusts		757,332		757,332

Comcast Stable Value Fund
Short term investments	24,348			24,348
Guaranteed investment contracts		575,967		575,967

Total investments at fair value	$1,613,209	$1,546,951	$	$3,160,160

5.	PARTICIPANT LOANS AND HARDSHIP WITHDRAWALS

A participant may borrow from his/her Plan account subject to the approval of the Plan Administrator in accordance with applicable regulations issued by the Internal Revenue Service (“IRS”) and the Department of Labor. In general, a participant may borrow a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of the participant’s nonforfeitable accrued benefit on the valuation date (as defined by the Plan) last preceding the date on which the loan request is processed by the Plan Administrator. The maximum term of a loan made pursuant to the Plan is five years (loans with terms of greater than five years exist under the Plan as a result of rollovers from merged plans). Interest accrues at the rate of prime plus 1% as of the month the loan application is approved. Principal and interest are paid through payroll deductions or participant initiated payments. Interest rates ranged from 4.25% to 9.50% for the year ended December 31, 2011. Maturities on active outstanding loans ranged from 2012 to 2038 for the year ended December 31, 2011. Loan transactions are treated as a transfer between the investment fund and notes receivable from participants.

Effective after a calendar quarter of non-repayment, a loan is considered to be in default. Defaulted loans are treated as distributions for tax purposes and become taxable income to the participant in the year in which the default occurs.

A participant may withdraw all or a portion of his/her benefits derived from salary reduction, rollovers or the vested portion of employer contributions, and earnings thereon, on account of hardship, as defined by the Plan and applicable IRS regulations. Under these rules, the participant must exhaust the possibilities of all other distributions, loans, etc. available under the Plan and meet certain other requirements. Upon receiving a hardship withdrawal, the participant’s elective contributions are suspended for six calendar months.

6.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to the total net assets per the Form 5500 as of December 31, 2011 and the increase in net assets available for benefits per the financial statements to the net income per the Form 5500 for the year ended December 31, 2011 is as follows (in thousands):

December 31, 2011
Net assets available for benefits per the financial statements	$3,430,045
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	20,665

Total net assets per the Form 5500	$3,450,710

Year Ended
December 31, 2011
Increase in net assets available for benefits per the financial statements	$157,651
Adjustment from contract value to fair value for fully benefit-responsive investment contracts—December 31, 2011	20,665
Adjustment from contract value to fair value for fully benefit-responsive investment contracts—December 31, 2010	(13,880)

Net income per Form 5500	$164,436

7.	ADMINISTRATION OF THE PLAN

The Company, as Plan Administrator, has the authority to control and manage the operation and administration of the Plan and may delegate all or a portion of the responsibilities of controlling and managing the operation and administration of the Plan to one or more persons.

8.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, each affected participant’s account balance will become fully vested.

9.	FEDERAL TAX CONSIDERATIONS

a.	Income Tax Status of the Plan—On May 8, 2009, the Plan received an updated determination letter from the IRS stating that the Plan, as amended and restated December 12, 2007, is qualified and that the trust established under the Plan is tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

b.	Impact on Plan Participants—Matching contributions and salary reduction contributions, as well as earnings on Plan assets, are generally not subject to federal income tax until distributed from a qualified plan that meets the requirements of Sections 401(a), 401(k) and 401(m) of the Code.

c.	Evaluation of Tax Position—In accordance with Accounting Standards Codification (ASC) 740-10-50-15 c – e, the Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2008.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

SCHEDULE H – PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

FEIN #27-0000798

PLAN #001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
			($ in thousands)
	Mutual Funds (at fair value)
	Dodge and Cox Balanced Fund	2,588,017 units	174,562
*	Fidelity Diversified International Fund	5,889,920 units	150,310
*	Fidelity Growth Company	1,418,718 units	114,760
*	Fidelity Ret Govt MM	5,420 units	5
*	Fidelity Small Cap Stock Fund	6,753,994 units	111,711
	Pimco Total Return Institutional Fund	16,317,194 units	177,368
*	Spartan International Index Fund—Fidelity Advantage Inst Class	4,453,504 units	132,492
*	Spartan 500 Index Fund—Institutional Class	4,222,437 units	187,898
	Templeton World Fund, Class A	4,073,049 units	55,964
	Vanguard Small Cap Index Fund	2,158,330 units	72,067
	Vanguard Total Stock Market Index Fund	3,759,266 units	117,665
	Vanguard Windsor II Fund	2,550,262 units	116,674

			1,411,476

	Separate Account (at fair value)
	T. Rowe Price Blue Chip Growth Fund (separate account)
	Corporate common stock (B28XP76)	92,300 shares	1,854
	Corporate common stock (B4BNMY3)	23,100 shares	1,230
	Corporate common stock (B68SQD2)	5,100 shares	230
	Corporate common stock (009158106)	9,400 shares	801
	Corporate common stock (015351109)	11,400 shares	815
	Corporate common stock (018490102)	19,900 shares	1,746
	Corporate common stock (021441100)	13,400 shares	497
	Corporate common stock (023135106)	43,600 shares	7,547
	Corporate common stock (025816109)	55,100 shares	2,599
	Corporate common stock (029912201)	73,100 shares	4,387
	Corporate common stock (03076C106)	18,900 shares	938
	Corporate common stock (031162100)	100 shares	6
	Corporate common stock (037833100)	42,900 shares	17,375
	Corporate common stock (052769106)	24,600 shares	746
	Corporate common stock (056752108)	38,700 shares	4,507
	Corporate common stock (057224107)	16,900 shares	822
	Corporate common stock (071813109)	13,900 shares	688
	Corporate common stock (075896100)	22,700 shares	1,316
	Corporate common stock (09062X103)	18,600 shares	2,047
	Corporate common stock (09247X101)	700 shares	125
	Corporate common stock (097023105)	22,700 shares	1,665
	Corporate common stock (111320107)	71,800 shares	2,108
	Corporate common stock (12504L109)	2,800 shares	43
	Corporate common stock (12541W209)	300 shares	21
	Corporate common stock (12572Q105)	600 shares	146
	Corporate common stock (13342B105)	30,700 shares	1,510
	Corporate common stock (14149Y108)	36,800 shares	1,494

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
			($ in thousands)
	Corporate common stock (143658300)	49,700 shares	1,622
	Corporate common stock (149123101)	7,500 shares	680
	Corporate common stock (151020104)	40,500 shares	2,738
	Corporate common stock (156782104)	100 shares	6
	Corporate common stock (169656105)	3,600 shares	1,216
	Corporate common stock (189754104)	19,200 shares	1,172
	Corporate common stock (191216100)	1,200 shares	84
	Corporate common stock (20605P101)	15,500 shares	1,453
	Corporate common stock (22160K105)	100 shares	8
	Corporate common stock (231021106)	3,200 shares	282
	Corporate common stock (235851102)	140,200 shares	6,595
	Corporate common stock (244199105)	2,400 shares	186
	Corporate common stock (25179M103)	300 shares	19
	Corporate common stock (254687106)	29,200 shares	1,095
	Corporate common stock (25470F302)	37,000 shares	1,395
	Corporate common stock (256746108)	1,300 shares	108
	Corporate common stock (268648102)	84,600 shares	1,822
	Corporate common stock (26875P101)	20,800 shares	2,049
	Corporate common stock (26884L109)	13,100 shares	718
	Corporate common stock (2696377)	1,900 shares	78
	Corporate common stock (278642103)	68,200 shares	2,069
	Corporate common stock (278865100)	3,600 shares	208
	Corporate common stock (28176E108)	1,200 shares	85
	Corporate common stock (291011104)	9,300 shares	433
	Corporate common stock (302130109)	19,700 shares	807
	Corporate common stock (302182100)	49,100 shares	2,194
	Corporate common stock (30231G102)	400 shares	34
	Corporate common stock (30249U101)	22,900 shares	1,196
	Corporate common stock (311900104)	72,900 shares	3,179
	Corporate common stock (31428X106)	37,600 shares	3,140
	Corporate common stock (337738108)	2,400 shares	141
	Corporate common stock (349882100)	13,800 shares	1,095
	Corporate common stock (354613101)	33,900 shares	3,256
	Corporate common stock (35671D857)	500 shares	18
	Corporate common stock (369604103)	12,500 shares	224
	Corporate common stock (37045V100)	1,100 shares	22
	Corporate common stock (375558103)	2,500 shares	102
	Corporate common stock (38141G104)	700 shares	63
	Corporate common stock (38259P508)	17,900 shares	11,562
	Corporate common stock (384802104)	8,300 shares	1,554
	Corporate common stock (399473107)	14,900 shares	307
	Corporate common stock (406216101)	3,600 shares	124
	Corporate common stock (411310105)	4,200 shares	387
	Corporate common stock (437076102)	4,700 shares	198
	Corporate common stock (438516106)	23,100 shares	1,255
	Corporate common stock (45865V100)	13,000 shares	1,567
	Corporate common stock (459200101)	1,800 shares	331
	Corporate common stock (46120E602)	100 shares	46
	Corporate common stock (461202103)	10,100 shares	531
	Corporate common stock (46625H100)	10,800 shares	359
	Corporate common stock (478366107)	36,400 shares	1,138

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
			($ in thousands)
	Corporate common stock (481165108)	10,900 shares	817
	Corporate common stock (48203R104)	60,000 shares	1,225
	Corporate common stock (485170302)	6,800 shares	462
	Corporate common stock (517834107)	52,800 shares	2,256
	Corporate common stock (53071M104)	47,700 shares	773
	Corporate common stock (532716107)	5,600 shares	226
	Corporate common stock (53578A108)	3,200 shares	202
	Corporate common stock (571748102)	12,300 shares	389
	Corporate common stock (571903202)	59,057 shares	1,723
	Corporate common stock (57636Q104)	14,900 shares	5,555
	Corporate common stock (577081102)	100 shares	3
	Corporate common stock (580135101)	21,400 shares	2,147
	Corporate common stock (58155Q103)	47,500 shares	3,701
	Corporate common stock (594918104)	100 shares	3
	Corporate common stock (6116W101)	25,100 shares	1,759
	Corporate common stock (654106103)	24,200 shares	2,332
	Corporate common stock (665859104)	12,100 shares	480
	Corporate common stock (67103H107)	23,100 shares	1,847
	Corporate common stock (674599105)	10,800 shares	1,012
	Corporate common stock (681919106)	10,600 shares	473
	Corporate common stock (704549104)	27,800 shares	920
	Corporate common stock (723787107)	5,600 shares	501
	Corporate common stock (74005P104)	44,900 shares	4,800
	Corporate common stock (740189105)	20,100 shares	3,312
	Corporate common stock (741503403)	9,600 shares	4,490
	Corporate common stock (742718109)	500 shares	33
	Corporate common stock (744320102)	18,600 shares	932
	Corporate common stock (747525103)	85,600 shares	4,682
	Corporate common stock (751212101)	14,400 shares	1,988
	Corporate common stock (75281A109)	15,000 shares	929
	Corporate common stock (776696106)	7,800 shares	678
	Corporate common stock (79466L302)	3,100 shares	315
	Corporate common stock (806857108)	64,000 shares	4,372
	Corporate common stock (808513105)	100 shares	1
	Corporate common stock (824348106)	1,800 shares	161
	Corporate common stock (82481R106)	400 shares	42
	Corporate common stock (854502101)	6,800 shares	460
	Corporate common stock (855244109)	93,400 shares	4,297
	Corporate common stock (85590A401)	36,000 shares	1,727
	Corporate common stock (857477103)	20,200 shares	814
	Corporate common stock (863667101)	21,200 shares	1,054
	Corporate common stock (87236Y108)	10,400 shares	163
	Corporate common stock (883556102)	11,200 shares	504
	Corporate common stock (88579Y101)	3,400 shares	278
	Corporate common stock (886547108)	5,900 shares	391
	Corporate common stock (887317303)	600 shares	22
	Corporate common stock (902973304)	46,000 shares	1,244
	Corporate common stock (907818108)	31,000 shares	3,284
	Corporate common stock (913017109)	26,900 shares	1,966
	Corporate common stock (91324P102)	12,400 shares	628
	Corporate common stock (92826C839)	27,500 shares	2,792

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
			($ in thousands)
	Corporate common stock (948626106)	2,600 shares	143
	Corporate common stock (949746101)	10,400 shares	287
	Corporate common stock (959802109)	800 shares	15
	Corporate common stock (966837106)	16,800 shares	1,169
	Corporate common stock (983134107)	4,000 shares	442
	Corporate common stock (983919101)	37,600 shares	1,205
	Corporate common stock (988498101)	22,300 shares	1,316
	Interest bearing cash (98765455B)	420,407 shares	420
	Receivables		663
	Benefit Claims Payable		(50)
	Operating Payables		(201)

			198,788

	Common Collective Trust (at fair value) – not Direct Filing Entity
	Thompson, Siegel and Walmsley SMID Cap Value
	Corporate common stock (B4XGY11 )	28,000 shares	1,086
	Corporate common stock (007865108)	21,950 shares	335
	Corporate common stock (011659109)	4,600 shares	345
	Corporate common stock (018802108)	24,000 shares	1,059
	Corporate common stock (023436108)	32,100 shares	350
	Corporate common stock (03073T102)	11,600 shares	685
	Corporate common stock (06985P100)	900 shares	18
	Corporate common stock (084423102)	33,500 shares	1,152
	Corporate common stock (093671105)	65,200 shares	1,065
	Corporate common stock (125896100)	69,300 shares	1,530
	Corporate common stock (12662P108)	30,600 shares	573
	Corporate common stock (127190304)	13,100 shares	733
	Corporate common stock (147528103)	18,300 shares	943
	Corporate common stock (15189T107)	34,700 shares	697
	Corporate common stock (18538R103)	19,100 shares	680
	Corporate common stock (200340107)	22,800 shares	588
	Corporate common stock (2172372)	46,200 shares	1,224
	Corporate common stock (2256908)	32,400 shares	924
	Corporate common stock (228368106)	38,300 shares	1,286
	Corporate common stock (229669106)	17,600 shares	767
	Corporate common stock (231561101)	16,700 shares	590
	Corporate common stock (2339252)	2,700 shares	1,224
	Corporate common stock (251893103)	19,700 shares	758
	Corporate common stock (252603105)	19,800 shares	639
	Corporate common stock (25389M877)	50,600 shares	866
	Corporate common stock (25400B108)	29,300 shares	349
	Corporate common stock (257559203)	8,400 shares	672
	Corporate common stock (2671932)	16,400 shares	1,053
	Corporate common stock (2728429)	14,100 shares	1,049
	Corporate common stock (27579R104)	26,400 shares	521
	Corporate common stock (278768106)	30,100 shares	630
	Corporate common stock (29084Q100)	26,300 shares	705
	Corporate common stock (29264F205)	30,200 shares	1,043
	Corporate common stock (302941109)	26,300 shares	1,116
	Corporate common stock (303250104)	16,300 shares	584

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
			($ in thousands)
	Corporate common stock (33616C100)	35,600 shares	1,090
	Corporate common stock (36191U106)	75,500 shares	547
	Corporate common stock (36467W109)	37,300 shares	900
	Corporate common stock (378967103)	106,200 shares	473
	Corporate common stock (37940X102)	20,100 shares	952
	Corporate common stock (404132102)	37,200 shares	1,023
	Corporate common stock (405024100)	18,000 shares	1,102
	Corporate common stock (410867105)	30,000 shares	1,049
	Corporate common stock (426281101)	10,300 shares	346
	Corporate common stock (436440101)	46,600 shares	816
	Corporate common stock (451055107)	35,200 shares	573
	Corporate common stock (451107106)	31,000 shares	1,315
	Corporate common stock (45256B101)	71,200 shares	1,436
	Corporate common stock (488360207)	65,100 shares	459
	Corporate common stock (493267108)	72,700 shares	559
	Corporate common stock (497266106)	10,800 shares	711
	Corporate common stock (501242101)	60,400 shares	559
	Corporate common stock (512807108)	21,800 shares	807
	Corporate common stock (52602E102)	36,100 shares	544
	Corporate common stock (529771107)	27,400 shares	906
	Corporate common stock (53219L109)	25,700 shares	955
	Corporate common stock (55272X102)	173,000 shares	1,163
	Corporate common stock (570535104)	2,600 shares	1,078
	Corporate common stock (584690309)	28,800 shares	958
	Corporate common stock (58502B106)	14,200 shares	1,023
	Corporate common stock (64115T104)	19,700 shares	347
	Corporate common stock (64126X201)	15,500 shares	530
	Corporate common stock (64128B108)	39,600 shares	423
	Corporate common stock (651718504)	37,300 shares	354
	Corporate common stock (670837103)	15,500 shares	879
	Corporate common stock (675746309)	51,500 shares	746
	Corporate common stock (688239201)	5,100 shares	109
	Corporate common stock (703481101)	16,200 shares	324
	Corporate common stock (723484101)	29,000 shares	1,397
	Corporate common stock (73930R102)	138,800 shares	543
	Corporate common stock (78505P100)	6,100 shares	345
	Corporate common stock (80007P307)	66,700 shares	544
	Corporate common stock (82705T102)	100,000 shares	470
	Corporate common stock (829226109)	5,100 shares	58
	Corporate common stock (82966C103)	13,100 shares	577
	Corporate common stock (86764P109)	21,200 shares	870
	Corporate common stock (879664100)	125,000 shares	505
	Corporate common stock (880770102)	46,000 shares	627
	Corporate common stock (88164L100)	60,300 shares	1,010
	Corporate common stock (891906109)	43,300 shares	847
	Corporate common stock (903236107)	19,100 shares	671
	Corporate common stock (90333E108)	157,000 shares	179
	Corporate common stock (909214306)	23,600 shares	465
	Corporate common stock (911268100)	65,363 shares	356
	Corporate common stock (918866104)	34,200 shares	658
	Corporate common stock (92275P307)	25,700 shares	174

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
			($ in thousands)
	Corporate common stock (92886T201)	241,600 shares	592
	Corporate common stock (939640108)	2,100 shares	791
	Corporate common stock (94946T106)	10,300 shares	541
	Corporate common stock (95709T100)	56,800 shares	1,635
	Corporate common stock (968223206)	18,100 shares	804
	Interest bearing cash (98765455B)	1,909,388 shares	1,909
	Receivables		871
	Benefit Claims Payable		(7)
	Operating Payables		(128)
	Other Liabilities		(244)

			69,955

	Common collective trusts
	Vanguard Target Income	196,826 units	7,288
	Vanguard Target 2010	395,713 units	13,395
	Vanguard Target 2015	1,313,593 units	42,468
	Vanguard Target 2020	2,612,520 units	81,563
	Vanguard Target 2025	3,456,560 units	103,524
	Vanguard Target 2030	3,598,292 units	103,955
	Vanguard Target 2035	3,577,291 units	101,060
	Vanguard Target 2040	3,375,804 units	95,535
	Vanguard Target 2045	2,705,073 units	76,310
	Vanguard Target 2050	1,538,967 units	43,645
	Vanguard Target 2055	86,730 units	3,007
	Mellon Aggregate Bond Index Fund	569,011 units	117,396

			789,146

*	Comcast Corporation Stock (at fair value)
	Class A Common Stock	9,174,843 shares	217,536
	Class A Special Common Stock	1,363,566 shares	32,126

			249,662

	Comcast Stable Value Fund (at fair value)
	Fidelity Short Term Investment Fund; .19%	3,256,339 units	3,208
	Security-Backed Investment Contracts:
	Natixis; 2.35%	142,029,247 units	147,195
	JP Morgan Chase; 2.39%	192,675,460 units	199,684
	AIG Financial Products Corp; 2.28%	91,392,117 units	94,716
	State Street Bank and Trust Company Boston; 2.34%	142,038,378 units	147,205

			588,800

			592,008

	Notes receivable from participants (principal balance plus accrued but unpaid interest – interest rates from 4.25% to 9.50%; maturities from 2012 to 2038)		118,785

			$3,429,820

*	Represents a party-in-interest to the Plan.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-101295 of Comcast Corporation on Form S-8 of our report dated June 26, 2012, relating to the statements of net assets available for benefits as of December 31, 2011 and 2010, the related statement of changes in net assets available for benefits for the year ended December 31, 2011 and the related supplemental Schedule H – Part IV – Line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2011, which report appears in the December 31, 2011 Annual Report on Form 11-K of the Comcast Corporation Retirement-Investment Plan.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania

June 26, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

	By:	Comcast Corporation
June 26, 2012
	By:	/s/ Lawrence J. Salva
Lawrence J. Salva
Senior Vice President, Chief Accounting Officer and Controller